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[PARADIGM GEOPHYSICAL LOGO]                                      [SYSDRILL LOGO]



FOR IMMEDIATE RELEASE

               PARADIGM GEOPHYSICAL CLOSES ON SYSDRILL ACQUISITION

 PARADIGM MOVES INTO DRILLING ENGINEERING SOFTWARE SOLUTIONS AND SERVICES MARKET


NEW YORK, MAY 16, 2001: Paradigm Geophysical Ltd. (NASDAQ: PGEO) today announced that it has completed the acquisition of Sysdrill Limited. Sysdrill is a leading software and service provider of drilling engineering and well operations solutions. Sysdrill, which has a staff of 21 drilling software professionals, pioneered industry standards for directional well planning software and anti-collision analysis. Sysdrill's customers include leading oil and gas operating companies primarily in the North Sea and drilling services providers worldwide.

Combining Sysdrill and Paradigm's technologies enables Paradigm to offer the industry new and comprehensive solutions that integrate geoscience knowledge with drilling and well operations solutions. Paradigm's existing interpretation and well-log analysis solutions will be enhanced with Sysdrill's directional drilling software, enabling Paradigm to provide its customers with sophisticated offerings in the key areas of well bore placement, visualization and geological modeling while drilling. The first of these new products is expected to be available by the end of this year.

Eldad Weiss, Chairman and CEO of Paradigm, stated, "The acquisition of Sysdrill is a part of our strategic acquisition strategy, which is to position Paradigm as the leading provider of comprehensive knowledge-based solutions for the full lifecycle of oil and gas fields. We will now leverage our combined geoscience and drilling knowledge to deliver, to the industry, innovative new solutions that incorporate reservoir knowledge with drilling decision-making software."
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"Industry experts are predicting that new drilling solutions combined with high end visualization and real-time controls will yield significant savings in annual drilling costs. The combined product offerings present opportunities for Paradigm to enter a new and large market, working with the drilling contractors and the drilling departments of the oil and gas exploration and production companies," concluded Mr. Weiss.

GUIDANCE UPDATE:
Management expects to see a positive impact from the acquisition on both revenues and profits in 2002, and no negative impact on net income for the balance of 2001.

ABOUT SYSDRILL:
Sysdrill is headquartered in Aberdeen, Scotland. It's drilling solutions assist operating companies to improve efficiency, reduce cost, increase safety and aid decision making at all stages of the drilling process. Sysdrill's products are used by leading oil and gas operating companies, primarily in the North Sea, and by drilling services providers, worldwide.

For further information about Sysdrill, visit the Sysdrill website: www.sysdrill.com

ABOUT PARADIGM:
Paradigm Geophysical provides information solutions to the leaders of the oil and gas industry worldwide. The Company delivers technical software solutions and product-driven services to companies involved in the exploration & production of oil and gas and to oilfield service companies. The Company employs approximately 500 professionals focused on the needs of the oil and gas industry, with a global network of sales, user support and services, through 20 offices in 16 countries, serving all major oil and gas producing provinces in the world.

"Paradigm Geophysical(R)" is a registered trademark of Paradigm Geophysical Ltd.

Recent press announcements are available on Paradigm's web site:
www.paradigmgeo.com.

Cautionary statement for the purposes of the Private Securities Litigation Reform Act of 1995: Certain statements contained in this press release are forward-looking in nature. These statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," or "anticipates" or the
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negative thereof or comparable terminology, or by discussions of strategy. The
Company's business and operations are subject to a variety of risks, and uncertainties and other factors. Consequently, actual results may materially differ from those projected stated by any forward-looking statements. Such risks, uncertainties and other factors that could cause actual results to differ from those projected include, but are not limited to, the following: (1) future capital expenditures by oil and gas companies, (2) fluctuations and absolute levels of international oil prices, (3) the need for increased Company investment to support product and new services introductions, and to successfully integrate acquisitions with the Company operations, (4) the Company's ability to raise needed additional capital, (5) rapid technological changes that could make the Company's products less desirable or obsolete, (6) market acceptance of the Company's products and services, (7) changes in product sales mix (8) product transitions by the Company and its competitors, (9) the impact of competitive products and pricing, and (10) currency fluctuations. These as well as other risks and uncertainties, are discussed in greater detail in the Company's filings with the Securities and Exchange Commission, including its most recent 20-F filed on June 26, 2000, its 1999 Annual Report and its regular Quarterly Reports. The Company makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

FOR MORE INFORMATION PLEASE CONTACT:

PARADIGM GEOPHYSICAL
Investor Relations:
Ph: +972-9-970-9306
Fax: +972-9-970-9319
email: ir@paradigmgeo.com

THE RUTH GROUP - USA
Denise Roche
Phone: 1-646-536-7008
Fax: 1-646-536-7100
email: droche@theruthgroup.com

CUBITT CONSULTING - EUROPE
Noga Villalon/Serra Konuralp
Phone: 44-20-7367-5100
Fax: 44-20-7367-5150
email: noga.villalon@cubitt.com

MORGAN WALKE ISRAEL
Maya Huli-Lustig
Phone: 972-3-561-1877
Fax: 972-3-561-1875
email: maya_h@koteret-pr.co.il